UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)


                              SportsLine.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  848-934-10-5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Sumner M. Redstone
                            National Amusements, Inc.
                                 200 Elm Street
                           Dedham, Massachusetts 02026
                            Telephone: (781) 461-1600

                                 with a copy to:
                            Michael D. Fricklas, Esq.
                                   Viacom Inc.
                                  1515 Broadway
                            New York, New York 10036
                            Telephone: (212) 258-6000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                August 1, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].




The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 14 Pages)

                                                              Page 2 of 14 Pages
CUSIP No.  848-934-10-5
--------------------------------------------------------------------------------
(1)   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      SUMNER M. REDSTONE
--------------------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

      (a)  [_]

      (b)  [_]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Sources of Funds (See Instructions)

      WC
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  (7)   Sole Voting Power
Number of

Shares            --------------------------------------------------------------
                  (8)   Shared Voting Power
Beneficially
                        20,267,295
Owned by Each     --------------------------------------------------------------
                  (9)   Sole Dispositive Power

Each Reporting
                  --------------------------------------------------------------
Person  With      (10)  Shared Dispositive Power

                        16,876,740
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      20,267,295
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)

      44.0%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

      IN
--------------------------------------------------------------------------------

                                                              Page 3 of 14 Pages

CUSIP No.  848-934-10-5
--------------------------------------------------------------------------------
(1)   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      NAIRI, Inc.
      I.R.S Identification No.  04-3446887
--------------------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

      (a)  [_]

      (b)  [_]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Sources of Funds (See Instructions)

      WC
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  (7)   Sole Voting Power
Number of

Shares            --------------------------------------------------------------
                  (8)   Shared Voting Power
Beneficially
                        20,267,295
Owned by Each     --------------------------------------------------------------
                  (9)   Sole Dispositive Power

Each Reporting
                  --------------------------------------------------------------
Person  With      (10)  Shared Dispositive Power

                        16,876,740
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      20,267,295
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)

      44.0%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

      CO
--------------------------------------------------------------------------------

                                                              Page 4 of 14 Pages

CUSIP No.  848-934-10-5
--------------------------------------------------------------------------------
(1)   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      National Amusements, Inc.
      I.R.S Identification No.  04-2261332
--------------------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

      (a)  [_]

      (b)  [_]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Sources of Funds (See Instructions)

      WC
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization

      Maryland
--------------------------------------------------------------------------------
                  (7)   Sole Voting Power
Number of

Shares            --------------------------------------------------------------
                  (8)   Shared Voting Power
Beneficially
                        20,267,295
Owned by Each     --------------------------------------------------------------
                  (9)   Sole Dispositive Power

Each Reporting
                  --------------------------------------------------------------
Person  With      (10)  Shared Dispositive Power

                        16,876,740
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      20,267,295
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)

      44.0%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

      CO
--------------------------------------------------------------------------------

                                                              Page 5 of 14 Pages

CUSIP No.  848-934-10-5
--------------------------------------------------------------------------------
(1)   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Viacom Inc.
      I.R.S Identification No.  04-2949533
--------------------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

      (a)  [_]

      (b)  [_]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Sources of Funds (See Instructions)

      WC
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  (7)   Sole Voting Power
Number of

Shares            --------------------------------------------------------------
                  (8)   Shared Voting Power
Beneficially
                        20,267,295
Owned by Each     --------------------------------------------------------------
                  (9)   Sole Dispositive Power

Each Reporting
                  --------------------------------------------------------------
Person  With      (10)  Shared Dispositive Power

                        16,876,740
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      20,267,295
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)

      44.0%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

      CO
--------------------------------------------------------------------------------

                                                              Page 6 of 14 Pages

CUSIP No.  848-934-10-5
--------------------------------------------------------------------------------
(1)   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Westinghouse CBS Holding Company, Inc.
      I.R.S No.  25-1776511
--------------------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

      (a)  [_]

      (b)  [_]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Sources of Funds (See Instructions)

      WC
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  (7)   Sole Voting Power
Number of

Shares            --------------------------------------------------------------
                  (8)   Shared Voting Power
Beneficially
                        19,817,295
Owned by Each     --------------------------------------------------------------
                  (9)   Sole Dispositive Power

Each Reporting
                  --------------------------------------------------------------
Person  With      (10)  Shared Dispositive Power

                        16,876,740
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      19,817,295
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)

      43.0%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

      CO
--------------------------------------------------------------------------------

                                                              Page 7 of 14 Pages

CUSIP No.  848-934-10-5
--------------------------------------------------------------------------------
(1)   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      CBS Broadcasting Inc.
      I.R.S. Identification No.  13-0590730
--------------------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

      (a)  [_]

      (b)  [_]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Sources of Funds (See Instructions)

      WC
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization

      New York
--------------------------------------------------------------------------------
                  (7)   Sole Voting Power
Number of

Shares            --------------------------------------------------------------
                  (8)   Shared Voting Power
Beneficially
                        19,817,295
Owned by Each     --------------------------------------------------------------
                  (9)   Sole Dispositive Power

Each Reporting
                  --------------------------------------------------------------
Person  With      (10)  Shared Dispositive Power

                        16,876,740
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     19,817,295
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)

      43.0%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

      CO
--------------------------------------------------------------------------------

                                                              Page 8 of 14 Pages
--------------------------------------------------------------------------------
Item 1.   Security and Issuer

      This Amendment No. 6 (the "Amendment") hereby amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on May 15, 2000, as amended (the "Schedule 13D") by CBS Broadcasting Inc. ("CBSBI"), Westinghouse CBS Holding Company, Inc. ("W/CBS HCI"), Viacom Inc. ("Viacom"), NAIRI, Inc. ("NAIRI"), National Amusements, Inc. ("NAI") and Mr. Sumner M. Redstone with respect to the Common Stock, par value $.01 per share (the "Common Shares"), of SportsLine.com, Inc., a Delaware corporation ("SportsLine" or the "Issuer") with its principal executive office located at 2200 West Cypress Creek Road, Fort Lauderdale, Florida 33309.


--------------------------------------------------------------------------------

Item 2.   Identity and Background

      Item 2 is amended by deleting Susan J. Holliday as an executive officer of CBSBI on Schedule I attached thereto.


--------------------------------------------------------------------------------
Item 4.   Purpose of Transaction

      Item 4 is amended as follows:

          "On August 1, 2004, Viacom, Stargate Acquisition Corp. Two ("Stargate Two") and SportsLine entered into an Agreement and Plan of Merger (the "Merger Agreement").

            "The Merger Agreement provides for, among other things, the merger (the "Merger") of Stargate Two and SportsLine, and, at the option of Viacom, either SportsLine or Stargate Two will be the surviving corporation. As a result of the Merger, each Common Share will be converted into the right to receive $1.75 in cash, without interest, except for: (i) Common Shares held in treasury by SportsLine, all of which will be canceled without any payment; (ii) Common Shares owned by Viacom or its controlled affiliates; and (iii) Common Shares held by stockholders who validly exercise and perfect appraisal rights in accordance with Delaware law.

           "The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of the stockholders of SportsLine and the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.

            "Pursuant to the Merger Agreement, the board of directors of Stargate Two at the Effective Time (as defined in the Merger Agreement) will become the board of directors of the surviving corporation. In addition, the certificate of incorporation and bylaws of the surviving corporation will be, subject to certain exceptions, amended and restated at the Effective Time to conform to such organizational documents of Stargate Two. Upon completion of the Merger, Viacom will indirectly own all of the capital stock of SportsLine.

          "The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 1 to this Amendment.

                                                             Page 9 of 14 Pages
--------------------------------------------------------------------------------

            "In connection with the Merger Agreement, Michael J. Levy, Mark J. Mariani, and Kenneth W. Sanders have each entered into a voting and irrevocable proxy agreement with Viacom (each such agreement, a "Voting Agreement"), which terminates on the earlier of the Effective Time and the termination of the Merger Agreement in accordance with its terms. Pursuant to each Voting Agreement, Messrs. Levy, Mariani and Sanders have agreed to vote all of their Common Shares, which in the aggregate consists of 2,940,555 shares (including 581,589 Common Shares issuable upon the exercise of options granted to Messrs. Levy, Mariani and Sanders that are either vested or will vest within 60 days of August 1, 2004) or approximately 6.4% of the Issuer's issued and outstanding shares (based on a total of 45,463,125 Common Shares that the Issuer represented were outstanding as of July 29, 2004 in Section 4.5 of the Merger Agreement and assuming the issuance of 581,589 Common Shares upon the exercise of outstanding options granted to Messrs. Levy, Mariani and Sanders that are either vested or will vest within 60 days of August 1, 2004): (i) in favor of, among other things, adoption of the Merger Agreement and any action required in furtherance thereof; and (ii) against, among other things: (a) any action or agreement that would reasonably be expected to: (1) result in the breach or inaccuracy of any representation or warranty, covenant or agreement of the Issuer in the Merger Agreement; (2) delay the consummation of the transactions contemplated by the Merger Agreement; (3) reduce the benefits to Viacom or Stargate Two of the transactions contemplated by the Merger Agreement; or (4) delay the consummation of the transactions contemplated by the Merger Agreement; and (b) any Acquisition Proposal (as defined in the Merger Agreement).

            "Pursuant to the Voting Agreements, Messrs. Levy, Mariani and Sanders have also agreed, among other things, not to exercise their rights to demand appraisal of the Common Shares owned by them.

            "The foregoing description of the Voting Agreements is qualified in its entirety by reference to the form of Voting Agreement entered into by Messrs. Levy, Mariani and Sanders, which is filed as Exhibit 2 to this Amendment.

            "Also on August 1, 2004, SportsLine and CBSBI entered into a letter agreement amending Sections 10.2(b), 10.2(c) and 10.2(d) of the Agreement (as amended through June 30, 2004) to provide that the issuance of Common Shares and payment of cash by SportsLine to CBSBI, and the related calculation of fair market value, provided for in those sections would occur on the earlier of (x) ten (10) trading days after the termination of the Merger Agreement in accordance with its terms and (y) the Effective Time, instead of on August 1, 2004. This description of the letter agreement is qualified in its entirety by reference to the letter agreement attached as Exhibit 3 to this Amendment.

                                                             Page 10 of 14 Pages
--------------------------------------------------------------------------------

      "In connection with the Merger Agreement, Viacom has entered into letter agreements with Messrs. Levy, Mariani and Sanders which provide, among other things, that: (i) Viacom will cause the surviving corporation of the Merger to amend the employment agreements of Messrs. Levy, Mariani and Sanders to provide, among other things: (a) for such surviving corporation to pay them a retention bonus if they remain employed by SportsLine for four months following the Effective Time; and (b) for Messrs. Levy, Mariani and Sanders to have the right to terminate their employment with SportsLine for "good reason" (as defined) four months following the Effective Time; and (ii) if the Effective Time occurs prior to December 31, 2004 and Messrs. Levy, Mariani and Sanders are still employed by SportsLine on December 31, 2004, Viacom will cause the surviving corporation of the Merger to pay each of them their annual bonus for the year ended December 31, 2004 (such annual bonus to be determined pursuant to a formula previously established by compensation committee of SportsLine's board of directors, provided that for purposes of calculating EBITDA to determine such bonus, Viacom has agreed that certain transaction-related expenses and other payments will be excluded from SportsLine's 2004 operating expenses). The foregoing description of the letter agreements is qualified in its entirety by reference to the letter agreements attached as Exhibits 5, 6 and 7 to this Amendment.

      "The Merger would, if and when consummated, result in the Common Shares ceasing to trade on the Nasdaq National Market and becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act."

--------------------------------------------------------------------------------

Item 5.   Interest in Securities of the Issuer.

      Item 5 is amended as follows:

            "(a) and (b) CBSBI (i) is the beneficial owner, with shared dispositive and voting power, of 16,876,740 shares and (ii) may also be deemed the beneficial owner, with shared voting power, of 2,940,555 shares pursuant to the Voting Agreements (including 581,589 Common Shares issuable upon the exercise of outstanding options granted to Messrs. Levy, Mariani and Sanders that are either vested or will vest within 60 days of August 1, 2004), for a total beneficial ownership of 19,817,295 shares or approximately 43.0% of the Issuer's issued and outstanding Common Shares (based on a total of 45,463,125 Common Shares that the Issuer represented were outstanding as of July 29, 2004 in Section 4.5 of the Merger Agreement and assuming the issuance of 581,589 Common Shares upon the exercise of outstanding options granted to Messrs. Levy, Mariani and Sanders that are either vested or will vest within 60 days of August 1, 2004).

            "W/CBS HCI (i) is the beneficial owner, with shared dispositive and voting power, of 16,876,740 shares and (ii) may also be deemed the beneficial owner, with shared voting power, of 2,940,555 shares pursuant to the Voting Agreements (including 581,589 Common Shares issuable upon the exercise of outstanding options granted to Messrs. Levy, Mariani and Sanders that are either vested or will vest within 60 days of August 1, 2004), for a total beneficial ownership of 19,817,295 shares or approximately 43.0% of the Issuer's issued and outstanding Common Shares (based on a total of 45,463,125 Common Shares that the Issuer represented were outstanding as of July 29, 2004 in Section 4.5 of the Merger Agreement and assuming the issuance of 581,589 Common Shares upon the exercise of outstanding options granted to Messrs. Levy, Mariani and Sanders that are either vested or will vest within 60 days of August 1, 2004).

                                                             Page 11 of 14 Pages
--------------------------------------------------------------------------------

            "Viacom (i) is the beneficial owner, with shared dispositive and voting power, of 16,876,740 shares, (ii) may also be deemed the beneficial owner, with shared voting power, of 450,000 shares held by Westwood One, Inc. ("WWO"), as a result of an agreement between WWO and one of Viacom's wholly-owned subsidiaries, and (iii) may also be deemed the beneficial owner, with shared voting power, of 2,940,555 shares pursuant to the Voting Agreements (including 581,589 Common Shares issuable upon the exercise of outstanding options granted to Messrs. Levy, Mariani and Sanders that are either vested or will vest within 60 days of August 1, 2004), for a total beneficial ownership of 20,267,295 shares or approximately 44.0% of the Issuer's issued and outstanding Common Shares (based on a total of 45,463,125 Common Shares that the Issuer represented were outstanding as of July 29, 2004 in Section 4.5 of the Merger Agreement and assuming the issuance of 581,589 Common Shares upon the exercise of outstanding options granted to Messrs. Levy, Mariani and Sanders that are either vested or will vest within 60 days of August 1, 2004).

            "NAIRI (i) is the beneficial owner, with shared dispositive and voting power, of 16,876,740 shares, (ii) may also be deemed the beneficial owner, with shared voting power, of 450,000 shares held by WWO, and (iii) may also be deemed the beneficial owner, with shared voting power, of 2,940,555 shares pursuant to the Voting Agreements (including 581,589 Common Shares issuable upon the exercise of outstanding options granted to Messrs. Levy, Mariani and Sanders that are either vested or will vest within 60 days of August 1, 2004), for a total beneficial ownership of 20,267,295 shares or approximately 44.0% of the Issuer's issued and outstanding Common Shares (based on a total of 45,463,125 Common Shares that the Issuer represented were outstanding as of July 29, 2004 in Section 4.5 of the Merger Agreement and assuming the issuance of 581,589 Common Shares upon the exercise of outstanding options granted to Messrs. Levy, Mariani and Sanders that are either vested or will vest within 60 days of August 1, 2004).

            "NAI (i) is the beneficial owner, with shared dispositive and voting power, of 16,876,740 shares, (ii) may also be deemed the beneficial owner, with shared voting power, of 450,000 shares held by WWO, and (iii) may also be deemed the beneficial owner, with shared voting power, of 2,940,555 shares pursuant to the Voting Agreements (including 581,589 Common Shares issuable upon the exercise of outstanding options granted to Messrs. Levy, Mariani and Sanders that are either vested or will vest within 60 days of August 1, 2004), for a total beneficial ownership of 20,267,295 shares or approximately 44.0% of the Issuer's issued and outstanding Common Shares (based on a total of 45,463,125 Common Shares that the Issuer represented were outstanding as of July 29, 2004 in Section 4.5 of the Merger Agreement and assuming the issuance of 581,589 Common Shares upon the exercise of outstanding options granted to Messrs. Levy, Mariani and Sanders that are either vested or will vest within 60 days of August 1, 2004).

                                                             Page 12 of 14 Pages
--------------------------------------------------------------------------------

            "As a result of his stock ownership in NAI, Mr. Sumner M. Redstone
(i) is deemed the beneficial owner, with shared dispositive and voting power, of 16,876,740 shares, (ii) may also be deemed the beneficial owner, with shared voting power, of 450,000 shares held by WWO, and (iii) may also be deemed the beneficial owner, with shared voting power, of 2,940,555 shares pursuant to the Voting Agreements (including 581,589 Common Shares issuable upon the exercise of outstanding options granted to Messrs. Levy, Mariani and Sanders that are either vested or will vest within 60 days of August 1, 2004), for a total beneficial ownership of 20,267,295 shares or approximately 44.0% of the Issuer's issued and outstanding Common Shares (based on a total of 45,463,125 Common Shares that the Issuer represented were outstanding as of July 29, 2004 in Section 4.5 of the Merger Agreement and assuming the issuance of 581,589 Common Shares upon the exercise of outstanding options granted to Messrs. Levy, Mariani and Sanders that are either vested or will vest within 60 days of August 1, 2004)."

--------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 is amended as follows:

            "Except as described in Item 4 above, none of the Reporting Persons have entered into, or amended any existing agreement with respect to the Common Shares or other securities of the Issuer since the prior statement on Schedule 13D, or amendments thereto, filed by certain of the Reporting Persons and any predecessor thereof.

            "The information set forth under Item 4 above is incorporated by reference."

                                                             Page 13 of 14 Pages
--------------------------------------------------------------------------------


Item 7.   Material to be Filed as Exhibits

Exhibit 1. Agreement and Plan of Merger dated as of August 1, 2004 among Viacom, Stargate Two and SportsLine (filed as Exhibit 2.1 to the Current Report on Form 8-K of SportsLine dated (date of earliest event reported) August 1, 2004 and incorporated herein by reference).

Exhibit 2. Form of Voting and Irrevocable Proxy Agreement entered into by each of Michael Levy, Mark J. Mariani and Kenneth W. Sanders with Viacom (filed as Exhibit 99.2 to the Current Report on Form 8-K of SportsLine dated (date of earliest event reported) August 1, 2004 and incorporated herein by reference).

Exhibit 3. Letter Agreement dated August 1, 2004 from CBSBI to SportsLine (filed as Exhibit 99.3 to the Current Report on Form 8-K of SportsLine dated (date of earliest event reported) August 1, 2004 and incorporated herein by reference).

Exhibit 4 Letter Agreement dated August 1, 2004 from Viacom to Michael Levy (filed as Exhibit 99.4 to the Current Report on Form 8-K of SportsLine dated (date of earliest event reported) August 1, 2004 and incorporated herein by reference).

Exhibit 5 Letter Agreement dated August 1, 2004 from Viacom to Mark J. Mariani (filed as Exhibit 99.6 to the Current Report on Form 8-K of SportsLine dated (date of earliest event reported) August 1, 2004 and incorporated herein by reference).

Exhibit 6 Letter Agreement dated August 1, 2004 from Viacom to Kenneth W. Sanders (filed as Exhibit 99.5 to the Current Report on Form 8-K of SportsLine dated (date of earliest event reported) August 1, 2004 and incorporated herein by reference).

Exhibit 7 Press Release dated August 2, 2004 (filed as Exhibit 99.1 to the Current Report on Form 8-K of SportsLine dated (date of earliest event reported) August 1, 2004 and incorporated herein by reference).

Exhibit 8. Joint Filing Agreement among CBSBI, W/CBS HCI, Viacom, NAIRI, NAI and Sumner M. Redstone.

                                                             Page 14 of 14 Pages
--------------------------------------------------------------------------------

                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

August 2, 2004

                                       CBS Broadcasting Inc.

                                       By: /s/ MICHAEL D. FRICKLAS
                                           -------------------------------------
                                           Michael D. Fricklas
                                           Executive Vice President

                                       Westinghouse CBS Holding Company, Inc.

                                       By: /s/ MICHAEL D. FRICKLAS
                                           -------------------------------------
                                           Michael D. Fricklas
                                           Executive Vice President

                                       Viacom Inc.

                                       By: /s/ MICHAEL D. FRICKLAS
                                           -------------------------------------
                                           Michael D. Fricklas
                                           Executive Vice President

                                       NAIRI, Inc.

                                       By: /s/ SUMNER M. REDSTONE
                                           -------------------------------------
                                           Sumner M. Redstone
                                           Chairman and President

                                       National Amusements, Inc.

                                       By: /s/ SUMNER M. REDSTONE
                                           -------------------------------------
                                           Sumner M. Redstone
                                           Chairman and Chief Executive Officer

                                          /s/ SUMNER M. REDSTONE
                                          --------------------------------------
                                          Sumner M. Redstone
                                          Individually